SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 000-54241

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SI Financial Group, Inc.
803 Main Street
Willimantic, Connecticut 06226

REQUIRED INFORMATION

1.    Financial Statements.

2.    Supplementary Information.

Schedule H, line 4i – Schedule of Assets (Held at End of Year) at December 31, 2013

3.    Exhibits.

Exhibit 23: Consent of Independent Registered Public Accounting Firm

Note:
All other schedules required by Section 2520.103-10 of the Department of     Labor’s Rules and Regulations for Reporting and Disclosure under the Employee     Retirement Income Security Act of 1974 have been omitted because they are not     applicable.

SAVINGS INSTITUTE BANK AND TRUST COMPANY
PROFIT SHARING AND 401(k) SAVINGS PLAN
E.I.N. 06-0591470 PLAN NUMBER 002

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
AS OF DECEMBER 31, 2013 AND 2012 AND FOR THE YEAR ENDED DECEMBER 31, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Compensation Committee of the
Savings Institute Bank and Trust Company
Willimantic, Connecticut

We have audited the accompanying statements of net assets available for benefits of the Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits of the financial statements were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Wolf & Company, P.C.
Boston, Massachusetts
June 19, 2014

SAVINGS INSTITUTE BANK AND TRUST COMPANY PROFIT SHARING AND 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2013 and 2012

	2013	2012

ASSETS
Investments, participant directed, at fair value:
Pooled separate accounts	$7,831,931	$6,213,292
Custodial guaranteed account	1,286,669	1,188,252
SI Financial Group, Inc. common stock	1,910,612	2,176,950
Interest-bearing cash	3,221	6,269
Total investments	11,032,433	9,584,763

Notes receivable from participants	528,959	514,334

Net assets reflecting investments at fair value	11,561,392	10,099,097

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(12,340)	(35,824)

Net assets available for benefits	$11,549,052	$10,063,273

See accompanying notes to financial statements.

SAVINGS INSTITUTE BANK AND TRUST COMPANY PROFIT SHARING AND 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2013

Additions to net assets attributed to:
Investment activity:
Net appreciation in fair value of investments	$1,431,567
Interest and dividends	19,839
1,451,406
Notes receivable activity:
Interest income from participants	15,071

Contributions:
Participants'	736,474
Employer	254,908
991,382

Total additions	2,457,859

Deductions from net assets attributed to:
Distributions paid to participants	966,560
Administrative expenses	5,520
Total deductions	972,080

Net increase	1,485,779

Net assets available for benefits:
Beginning of year	10,063,273

End of year	$11,549,052

See accompanying notes to financial statements.

SAVINGS INSTITUTE BANK AND TRUST COMPANY
PROFIT SHARING AND 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 1. Plan Description

The following description of the Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents for a complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan which covers substantially all employees of the Savings Institute Bank and Trust Company (the “Bank” or the “Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility
All employees of the Bank who have completed 90 days of service and who have attained 21 years of age are eligible to participate in the Plan.

Contributions
Participants may make salary deferral contributions of up to 100% of earnings subject to Internal Revenue Code limitations. The Bank may make matching contributions for participants that elect to make salary deferral contributions. Currently, the Bank matches 50% of participants’ contributions up to 6% of the participants’ earnings. In addition, eligible participants may make catch-up contributions in accordance with, and subject to, the limitation of Code Section 414(v). The Bank may also make additional discretionary profit sharing contributions which are allocated among participants in the Plan in proportion to their compensation. Participants may also roll-over amounts representing distributions from other qualified plans.

Vesting
Participants are immediately vested in their salary deferral contributions, employer matching contributions and earnings thereon. The portion of participants’ accounts attributable to the Bank’s discretionary profit sharing contributions vests as follows:

Years of Service	Vested Percentage
2	25%
3	50%
4	75%
5	100%

Payment of Benefits
Upon termination of service, a participant may receive a lump-sum distribution equal to the value of the participant’s vested interest in his or her account. Withdrawals may be made under certain other circumstances in accordance with the Plan documents.

Participants’ Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Bank’s matching and profit sharing contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participants’ earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

SAVINGS INSTITUTE BANK AND TRUST COMPANY
PROFIT SHARING AND 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

Participants’ Investment Options
Upon enrollment in the Plan, participants may direct salary deferral contributions and employer matching and profit sharing contributions to selected investments as made available and determined by the plan administrator. Participants may change their investment options any time via direct telephone or via internet access. The Plan currently offers investments through a Group Variable Annuity Contract with United of Omaha Life Insurance Company ("United"), which include pooled separate accounts and custodial guaranteed accounts and through TD Ameritrade for the purchases of the stock of SI Financial Group, Inc. The Trustee is MG Trust, LLC. EPIC Advisors, Inc. is the recordkeeper for the Plan.

Notes Receivable from Participants
Participants may borrow from their accounts from $1,000 to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. A participant may have no more than five loans outstanding under the Plan, with terms ranging from one to five years. Loans are secured by the vested interest in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. As of December 31, 2013, the interest rate on existing loans was 3.25%. Principal and interest are paid ratably through bi-weekly payroll deductions.

Forfeitures
Amounts of participants’ forfeited nonvested accounts are first applied to Plan administrative expenses and are then used to reduce the Bank’s discretionary profit sharing and matching contributions. For the year ended December 31, 2013, there were no forfeited nonvested accounts.

Plan Amendments
The Bank reserves the right to amend or terminate the Plan at any time. No amendment or termination can divert Plan assets to persons other than Plan participants or their beneficiaries, or reduce any amount previously credited to participants’ accounts. In the event of a termination of the Plan, all participants’ accounts become 100% vested and shall be payable in accordance with the distribution provisions of the Plan.

On July 13, 2013, the Plan was amended to provide employees of Newport Federal Savings Bank who became employees of the Bank in connection with the merger of SI Financial Group, Inc. and Newport Bancorp, Inc. credit for service with Newport Federal Savings Bank for purposes of satisfying the vesting and eligibility requirements under the Plan.

Note 2. Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates
The preparation of financial statements in conformity with GAAP requires the plan administrator to make estimates and assumptions that affect the amounts of reported assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan documents.

Investment Valuation and Income Recognition
Units in pooled separate accounts are valued by United based on the underlying assets, which include a mix of mutual funds and managed accounts. All underlying investment options are valued daily. This daily price is

SAVINGS INSTITUTE BANK AND TRUST COMPANY
PROFIT SHARING AND 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

considered the selling price for transfers and withdrawals, and is calculated each day the principal market is open. The investment options are available for trading each day the principal market is open, and are available to any participant in the Plan, unless restricted by the plan administrator. Units in the custodial guaranteed account are valued by projecting contract balances, at the valuation date, forward to maturity dates using the contract guaranteed interest rate net of management fees and then discounting this value back using the current new money declared interest rates for each appropriate maturity term. The custodial guaranteed account is adjusted from fair value to contract value based on information provided by the investment manager. Investments in SI Financial Group, Inc. common stock are valued at the closing market price as of the last trade date of the year. Interest income on participant notes receivable is recorded on the accrual basis.

Fair Value Hierarchy
The Plan groups assets generally are measured at fair value in three levels, based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value.

Level 1 – Valuation is based on quoted prices in active markets for identical assets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets.

Level 2 – Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets.

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets. Level 3 assets include financial instruments whose value is determined using unobservable inputs, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

In certain cases, inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
The Plan’s administrative expenses are paid by the Plan or the Plan’s Sponsor as provided by the Plan document. Fees paid by the Plan to the custodian for administrative services were $5,520 for the year ended December 31, 2013.

Nature of Business of Sponsor
The Sponsor is a federally-chartered savings bank providing a full range of financial services to individuals, municipalities and businesses through its twenty-six offices located in eastern Connecticut and Rhode Island.

SAVINGS INSTITUTE BANK AND TRUST COMPANY
PROFIT SHARING AND 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 3. Investments

The fair value of individual investments representing 5% or more of the Plan’s net assets at December 31, 2013 and 2012 are as follows:

	December 31,
	2013	2012
Pooled separate accounts:
Harbor International Fund	$831,034	$716,369
Stock Market Index Fund	757,092	591,497
T. Rowe Price Growth Stock Fund	1,006,165	710,592
Vanguard Target Retirement 2025 Fund	754,688	558,195
Dreyfus/Boston Co. Sm/Mid Cap Growth Portfolio	638,947	523,086
PIMCO Total Return Fund	—	506,805

Custodial Guaranteed Account	1,286,669	1,188,252

SI Financial Group, Inc. Common Stock	1,910,612	2,176,950

During 2013, the Plan’s investments, including gains and losses on investments purchased and sold, as well as held during the year, appreciated in fair value as follows:

Pooled separate accounts	$1,339,879
Custodial guaranteed account	9,731
SI Financial Group, Inc. common stock	81,957
Net appreciation in fair value of investments	$1,431,567

Custodial Guaranteed Account
In 2012, the Plan entered into a benefit-responsive investment contract with Companion Life Insurance Company Guaranteed Investment Account (the “Fund”). United of Omaha Life Insurance Company acts as the Fund’s investment advisor. Companion Life Insurance Company maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract is reflected in the financial statements at fair value as reported to the Plan by Companion Life Insurance Company.

Since the investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that position of the net assets available for benefits attributable to the investment contract. The investment contract is presented on the face of the statements of net assets available for benefits at fair value with an adjustment to contract value in arriving at net assets available for benefits. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value, as reported to the Plan by Companion Life Insurance Company, represents invested principal plus accrued interest thereon. The contracts are nontransferable but provide for benefit responsive withdrawals and participant transfers to noncompeting options by Plan participants at contract value.

There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The fair values of the investment contract at December 31, 2013 and 2012 were $1,286,669 and $1,188,252, respectively. The gross crediting interest rate is based on a formula agreed upon with the issuer. The interest rates are reviewed on a monthly basis for resetting.

SAVINGS INSTITUTE BANK AND TRUST COMPANY
PROFIT SHARING AND 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

Certain events may limit the ability of the Plan to transact at contract value. Such events include but may not be limited to the following: (1) the complete or partial termination of the Plan; (2) the establishment or activation of, or material change in, any Plan investment fund, or an amendment to the Plan or a change in the administration or operation of the Plan, including the removal of a group of employees from Plan coverage as a result of the sale or liquidation of a subsidiary or division or as a result of group layoffs or early retirement programs. The plan administrator does not believe that any of the events which could limit the Plan’s ability to transact at contract value with participants are probable of occurring.

The following table sets forth the average yields earned by the Plan on its investment in the Fund for the years ended December 31, 2013 and 2012:

	2013	2012
Based on actual earnings	0.81%	0.80%
Based on interest rate credited to participants	0.81%	0.80%

Note 4. Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 5. Tax Status

The Internal Revenue Service issued a determination letter on September 10, 2003 stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, is not subject to tax under present federal income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since receiving its determination letter. However, the plan administrator believes the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC.

Tax positions taken or expected to be taken in the course of preparing the Plan’s Annual Return/Report of Employee Benefit Plan, including the position that the Plan qualifies as a qualified exempt plan, are required to be evaluated to determine whether the tax positions are “more-likely-than-not” to be upheld under regulatory review. The Plan does not have any uncertain tax positions at December 31, 2013 and 2012 which require disclosure or accrual.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

Note 6. Party-In-Interest Transactions

SI Financial Group, Inc., the parent holding company of the Bank, is an investment option under the Plan. Therefore, transactions related to SI Financial Group, Inc. qualify as party-in-interest transactions. At December 31, 2013 and 2012, the Plan held 158,557 and 189,070 shares of SI Financial Group, Inc. common stock, with fair values of $1,910,612 or $12.05 per share and $2,176,950 or $11.51 per share, respectively. During 2013 and 2012, the Plan purchased 8,876 and 12,086 shares and sold 39,389 and 14,254 shares, respectively.

Certain plan investments are pooled accounts managed by Mutual of Omaha. As defined by the Plan, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $5,520 and $20,686 for the years ended December 31, 2013 and 2012, respectively.

SAVINGS INSTITUTE BANK AND TRUST COMPANY
PROFIT SHARING AND 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 7. Risks and Uncertainties

The Plan provides for various investment options. Investments are exposed to various risks, such as interest rate, market and credit ratings. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 8. Fair Value Measurements

Below is a description of the valuation methodologies used for assets measured at fair value for the years ended December 31, 2013 and 2012. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Pooled separate accounts: Valued at the net asset value of units held by the Plan at year end as reported by United. The valuation of the units is determined by United based on the underlying assets, which include a mix of mutual funds, collective trusts and managed accounts. All underlying investment options are valued daily. This daily price is considered the selling price for transfers and withdrawals, and is calculated each day the principal market is open. The investment options are available for trading each day the principal market is open, and are available to any participant in the plan, unless restricted by the plan administrator.

Custodial guaranteed account: Valued by projecting contract balances, at the valuation date, forward to maturity dates using the contract guaranteed interest rate net of management fees and then discounting this back using the current new money declared interest rate for each appropriate maturity term.

Common stocks: Valued at the closing market price as of the last trade date of the year.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the plan’s administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

SAVINGS INSTITUTE BANK AND TRUST COMPANY
PROFIT SHARING AND 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value on a recurring basis at December 31, 2013 and 2012. There were no liabilities measured at fair value on a recurring basis at December 31, 2013 and 2012.

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Pooled separate accounts:
Target date funds	$—	$2,331,284	$—	$2,331,284
Bond funds	—	925,588	—	925,588
Mid cap equity	—	1,205,982	—	1,205,982
International funds	—	831,034	—	831,034
Growth funds	—	1,006,165	—	1,006,165
Stock market funds	—	757,092	—	757,092
Income funds	—	234,544	—	234,544
Small cap equity	—	219,556	—	219,556
Other	—	320,686	—	320,686
Custodial guaranteed account:
Guaranteed account	—	—	1,286,669	1,286,669
Common stock:
SI Financial Group, Inc.	1,910,612	—	—	1,910,612
Total assets at fair value	$1,910,612	$7,831,931	$1,286,669	$11,029,212

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Pooled separate accounts:
Target date funds	$—	$1,627,282	$—	$1,627,282
Bond funds	—	1,252,714	—	1,252,714
Mid cap equity	—	908,048	—	908,048
International funds	—	716,369	—	716,369
Growth funds	—	710,592	—	710,592
Stock market funds	—	591,497	—	591,497
Income funds	—	194,954	—	194,954
Small cap equity	—	168,730	—	168,730
Other	—	43,106	—	43,106
Custodial guaranteed account:
Guaranteed account	—	—	1,188,252	1,188,252
Common stock:
SI Financial Group, Inc.	2,176,950	—	—	2,176,950
Total assets at fair value	$2,176,950	$6,213,292	$1,188,252	$9,578,494

There were no assets or liabilities measured at fair value on a non-recurring basis at December 31, 2013 and 2012.

SAVINGS INSTITUTE BANK AND TRUST COMPANY
PROFIT SHARING AND 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

Quantitative Information about Significant Unobservable Inputs Used in Level 3 Fair Value Measurements
The following table represents the Plan's Level 3 investments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of values for those inputs.

Instrument	Fair value	Principle Valuation Technique	Unobservable Inputs	Range of Significant Inputs Values	Weighted Average Rate

Guaranteed Investment Contract	Contract value	Discounted cash flow	Discount rate	0.00% - 2.54%	0.55%

The following table shows a reconciliation of the beginning and ending balances for Level 3 assets:

Balance at January 1, 2012	$—
Purchases	1,157,112
Sales	(6,962)
Unrealized gain relating to instrument still held at the reporting date	38,102
Balance at January 1, 2013	1,188,252
Purchases	191,554
Sales	(79,384)
Unrealized loss relating to instrument still held at the reporting date	(13,753)
Balance at December 31, 2013	$1,286,669

Note 9. Reconciliation to Form 5500
A reconciliation of net assets in the statements of net assets available for benefits and net assets on Form 5500 as of December 31, 2013 and 2012 are as follows:

	2013	2012
Net assets at contract value as reported in the statements of net assets available for benefits	$11,549,052	$10,063,273
Adjustment to fair value from contract value for fully benefit-responsive investment contracts	12,340	35,824
Total net assets per Form 5500	$11,561,392	$10,099,097

A reconciliation of the net increase in the net assets per the financial statements for the year ended December 31, 2013 to the Form 5500 is as follows:

Net increase in assets at contract value as reported in the statement of changes in net assets available for benefits	$1,485,779
Adjustment to fair value from contract value for fully benefit-responsive investment contracts	(23,484)
Net increase in net assets per Form 5500	$1,462,295

SAVINGS INSTITUTE BANK AND TRUST COMPANY PROFIT SHARING AND 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013

Identity of Issuer	Description of Investment (1)	Units	Value (2)
United of Omaha Life Insurance Company:

Companion Life Insurance(*)	Custodial Guaranteed Account	12,616	$1,286,669
	Pooled Separate Accounts of United of Omaha Life Insurance Company:
Vanguard Group, Inc.(*)	Vanguard Windsor II Fund	6,032	105,936
State Street Global Advisors, Ltd.(*)	Stock Market Index Fund	44,017	757,092
Harbor Capital Advisors, Inc.(*)	Harbor International Fund	67,181	831,034
T. Rowe Price Associates, Inc.(*)	T. Rowe Price Growth Stock Fund	52,459	1,006,165
John Hancock Investment Mgt. Svcs., LLC(*)	J. Hancock Disciplined Value Mid Cap Fund	25,802	457,987
State Street Global Advisors, Ltd.(*)	Mid Cap Stock Index Fund	5,891	109,048
Dreyfus Corp.(*)	Dreyfus/Boston Co. Sm/Mid Cap Growth Portfolio	30,986	638,947
Goldman Sachs Asset Management, L.P.(*)	Goldman Sachs Small Cap Value Fund	13,699	203,575
State Street Global Advisors, Ltd.(*)	Small Cap Stock Index Fund	861	15,981
Wellington Management Company, LLP(*)	Small Company Fund	4,657	99,535
State Street Global Advisors, Ltd.(*)	International Stock Index Fund	515	6,748
State Street Global Advisors, Ltd.(*)	Emerging Markets Index Fund	158	1,735
Wells Fargo Funds Management, LLC(*)	Wells Fargo Advantage Emerging Markets Equity Fund	1,199	12,610
Pacific Investment Management Co., LLC(*)	PIMCO Total Return Fund	31,002	368,307
State Street Global Advisors, Ltd.(*)	Bond Index Fund	27,780	316,694
State Street Global Advisors, Ltd.(*)	TIPS Index Fund	26,094	240,587
Blackrock Advisors, LLC(*)	Blackrock High Yield Bond Portfolio	4,538	68,117
Cohen & Steers Capital Management, Inc.(*)	Cohen & Steers Institutional Realty Shares	1,658	26,005
Vanguard Group, Inc.(*)	Vanguard Target Retirement Income	20,271	234,544
Vanguard Group, Inc.(*)	Vanguard Target Retirement 2015 Fund	11,450	147,028
Vanguard Group, Inc.(*)	Vanguard Target Retirement 2020 Fund	36,033	471,678
Vanguard Group, Inc.(*)	Vanguard Target Retirement 2025 Fund	54,966	754,688
Vanguard Group, Inc.(*)	Vanguard Target Retirement 2030 Fund	26,280	351,103
Vanguard Group, Inc.(*)	Vanguard Target Retirement 2035 Fund	10,726	155,532
Vanguard Group, Inc.(*)	Vanguard Target Retirement 2040 Fund	13,666	197,614
Vanguard Group, Inc.(*)	Vanguard Target Retirement 2045 Fund	11,859	175,875
Vanguard Group, Inc.(*)	Vanguard Target Retirement 2050 Fund	4,796	66,717
Vanguard Group, Inc.(*)	Vanguard Target Retirement 2055 Fund	713	10,592
Vanguard Group, Inc.(*)	Vanguard Target Retirement 2060 Fund	39	457

		Shares
SI Financial Group, Inc. Common Stock (*)	Equity Security	158,557	1,910,612
TD Ameritrade	Cash	—	3,221
Notes Receivable from Participants (*)	3.25%, maturities through 2018	—	528,959
Total assets held for investment purposes			$11,561,392

(1) There were no investment assets which were both acquired and disposed of during the Plan year.
(2) Cost information is not required for participant directed investments.
(*) Denotes party-in-interest

See report of independent registered public accounting firm

SAVINGS INSTITUTE BANK AND TRUST COMPANY
PROFIT SHARING AND 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan’s behalf by the undersigned hereunto duly authorized.

Date:	June 19, 2014		Savings Institute Bank and Trust Company
Profit Sharing and 401(k) Savings Plan

		By:	/s/ Laurie L. Gervais
Laurie L. Gervais
Plan Administrator